

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 27, 2010

Alan Shortall
Chief Executive Officer
Unilife Corporation
633 Lowther Road
Lewisberry, Pennsylvania 17339

> **Re: Unilife Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed January 6, 2010**
> **File No. 1-34540**

Dear Mr. Shortall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Overview, page 4

1.   Please disclose the percentage you mention in response to prior comment 5. Also disclose the nature of the product manufactured and sufficient information so that investors can clearly understand the risks and liabilities created by the third-party manufacturing business.

Market Opportunity, page 5

2.   We note your response to prior comment 4. Please submit as correspondence on EDGAR Annex A to the hard copy of your January 5, 2010 response letter.

3.   We note your response to prior comment 9 and your disclosure in the first paragraph on page 4 that your main product is your Unifill syringe. Please tell us the percentage of your revenue that has been derived from sales of this product. If revenue has not yet been significant, please revise to clarify. See also Regulation S-K Item 101(c)(1)(i).

Our Products, page 8

4.   Please update the disclosure in the last sentence of the fifth paragraph of this section. Also update your disclosure on page 31 about the December 31, 2009 deadline for financing.

Strategic Partnership with sanofi-aventis, page 9

5.   If the 180 day period mentioned in section 2.2 of exhibit 10.2 has expired, then disclose the effect of the expiration.

Intellectual Property, page 11

6.   Please expand your response to prior comment 12 to clarify what features of your products or planned products are covered by your existing patents.

Regulation in the European Union and Australia, page 12

7.   We note your response to prior comment 13. Please expand the disclosure of government regulations to describe the process of obtaining approval to sell your products in Australia.

If there are substantial sales, page 22

8.   Please fill in the blanks here and elsewhere in your document.

Redomiciliation, page 24

9.   Please advise as to whether there have been any material changes to the Australian law governing the scheme of arrangement since the staff`s issuance of the Constellation Brands, Inc. and ForBio Inc. letters referenced in your response to prior comment 18.

10.   Regarding your response to prior comment 18, please:

- tell us the date that you provided security holders notice of the hearing, the date of the heading included in the notice, the actual date of the hearing, and the date and method of publication of any change between the hearing date included in the notice and the actual date of the hearing; and
- provide us copies of the court orders approving the fairness of the terms and conditions of the transactions.

Pennsylvania Economic Development Assistance, page 25

11.   Please expand your revisions in response to prior comment 23 to clarify the contingency regarding the state giving sufficient funds as mentioned in exhibit 10.22. Also, with a view toward disclosure, please tell us:

- the period over which you may receive the funds,
- the effect of not creating or retaining the disclosed number jobs or not spending the disclosed amount on the project, and
- the material "program guidelines."

Contractual Obligations, page 30

12.   Please tell us the authority on which you rely to limit the information in this section to *cash* obligations.

Properties, page 31

13.   Please tell us where you have filed as an exhibit the agreement that includes the call option mentioned in the penultimate paragraph on page 31.

Security Ownership of Certain Beneficial Owners and Management, page 31

14.   Please update the disclosure in the table on page 32.

Executive Compensation, page 34

15.   We note your responses to prior comment 26 and other comments regarding your compensation disclosure. If your previous disclosure was not accurate, please tell us about your procedures that resulted in the previous disclosure and how you have revised those procedures for purposes of current and future disclosure. Add any appropriate risk factors.

Annual Cash Incentive Compensation, page 36

16.   We note your response to prior comment 37. Please expand this section to
        describe how the bonuses of Messrs. Carter and Allan of $79,497 and $48,180
        mentioned in the Summary Compensation Table were determined.

17.   Please disclose the "key project milestones" mentioned in the fourth bullet point.

Long-Term Incentive Compensation, page 37

18.   We note your disclosure that each of the fiscal 2009 grants was made to fulfill the
        terms of an offer letter or employment agreement. Please tell us which exhibit
        represents your obligation to issue options to Mr. Allan.

Savings Plans, page 38

19.   We note your response to prior comment 34. Please clarify how the amount of
        $10,491 in the "Nonqualified Deferred Compensation Earnings" column is 9% of
        annual salary as mentioned in footnote 14. Also, tell us the authority on which
        you relied upon to determine which column should include the 9% pension
        contribution.

Severance, page 40

20.   Refer to the last sentence on page 40. Please clarify how you define the "market."
        Also, provide us support for you statement that "single trigger treatment" is
        "consistent with current market practice."

Compensation Committee Interlocks and Insider Participation, page 43

21.   It is unclear how your response to prior comment 35 addresses Regulation S-K
        Item 407(e)(4). For example, you identify in this section a director who appears
        to have not been a director during the last fiscal year; however, Item 407(e)(4) is a
        disclosure requirement regarding the last fiscal year. Please advise or revise.

Compensation of Named Executive Officers, page 43

22.   Please clarify where you have included in the Summary Compensation table:

        • Mr. Carter's consulting fee of $20,000 per month mentioned on page 46, and
        • the additional payment of A$120,000 paid to Mr. Shortall mentioned on page
           47.

Employment Offer Letters, Employment Agreements, page 45

23.   Please tell us where you filed the following offer letters and agreements:
        • the employment offer letter with Mr. Calvert mentioned on page 46,
        • the consultancy agreement between you and Medical Middle East Ltd. mentioned on page 47,
        • the employment offer letter with Mr. Opitz mentioned on page 48.

24.   Please tell us with which countries Medical Middle East Ltd. has business contacts.

25.   Please disclose the reasons for the differences between the non-equity incentive plan compensation disclosed in your Summary Compensation Table on page 43 and in your Grant of Plan-Based Awards Table on page 48 given your disclosure in the text between the tables regarding "full payment" of incentive compensation.

Eugene Shortall, page 47

26.   Please disclose the material differences between the consultancy agreement and the subsequent employment agreement.

Grants of Plan-Based Awards, page 48

27.   Please clarify the purpose of the last sentence of footnotes 2, 3 and 4. It is unclear whether the intent of the sentence is to state that you are excluding earned compensation from the table because you did not yet actually pay the compensation. If you are excluding earned compensation, please tell us with specificity the authority on which you rely.

Outstanding Equity Awards as of June 30, 2009, page 49

28.   Please tell us where you filed as an exhibit your agreement with Mr. Shortall mentioned in the last three paragraphs in this section.

Director Compensation, page 54

29.   Please clarify whether the numbers disclosed in the last paragraph on page 54 reflect the one-for-six ratio mentioned in the last sentence. Also clarify the effect of the ratio on the exercise price.

Recent Sales of Unregistered Securities, page 57

30.   Please tell us where you filed as exhibits the agreements mentioned in the seventh paragraph on page 58 and in the penultimate paragraph on page F-9. Also, tell us,

with a view to disclosure, whether you have any obligations to issue additional shares pursuant to these agreements.

31.   We note your response to prior comment 42. Please tell us when the Form D was filed in connection with the $29.4 million offering mentioned in the fourth paragraph on page 58.

Financial Statements and Exhibits, page 62

32.   Please file complete agreements. For example, it appears that you did not file as part of exhibit 10.20 the documents forming an "integral part" of the contract mentioned on the second and fourth pages of that exhibit. Also, it appears that you did not file exhibit C as part of exhibit 10.25. Please revise.

33.   We note your response to prior comment 49. It appears from page 1 of exhibit 10.5 that exhibit F is a memorandum of understanding; however, exhibit F of the filed exhibit 10.5 appears to be a list of tools and equipment. Please reconcile.

Note 4. Goodwill and Other Intangible Assets, page F-9

34.   We note your disclosure that during the fiscal year ended June 30, 2009, you met both the net income requirements pertaining to an agreement to issue common shares resulting from the 2002 acquisition of Unitract Syringe Pty Limited and these shares were issued in November 2009. However, your financial statements show a net loss (rather than net income) for that period. Please explain to us how you met the requirements that resulted in the issuance of the shares.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement *from the company* acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Marjorie Sybul Adams